Exhibit 99.1

NEWS

Departure of David R. Lewis, Chief Financial Officer

Toronto, Ontario - July 20, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its Chief Financial Officer, David R. Lewis, will be leaving Starfield effective July 31, 2007 to pursue other interests.  André J. Douchane, President and CEO of Starfield, said:  “Mr. Lewis played a valuable role in advancing the Company since his appointment in June, 2006 and we are grateful for his efforts.”

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

www.starfieldres.com

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